SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

DAIMLERCHRYSLER AG
(Translation of registrant's name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.
Interim Report to Stockholders for the three-month period ended March 31, 2004

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

DAIMLERCHRYSLER
Q1 2004
Interim Report

Contents

3	Business Review
5	Mercedes Car Group
6	Chrysler Group
7	Commercial Vehicles
8	Services
9	Other Activities
11	Analysis of the Financial Situation
14	Consolidated Financial Statements
18	Notes to Consolidated Financial Statements
27	Financial Diary

DaimlerChrysler

Amounts in millions	Q1 04 US $(1)	Q1 04 €	Q1 03 €	Change in %
Revenues	39,766	32,351	33,252	-3	(2)
European Union	13,428	10,924	11,195	-2
Germany	6,479	5,271	5,322	-1
USA	19,420	15,799	16,487	-4
Other markets	6,918	5,628	5,570	+1
Employees (March 31)		362,907	367,962	-1
Research and development costs	1,550	1,261	1,392	-9
Investment in property, plant and equipment	1,682	1,368	1,630	-16
Cash provided by operating activities	4,780	3,889	3,596	+8
Operating profit	1,894	1,541	1,403	+10
Net income	483	393	588	-33
per share (in US $/€)	0.48	0.39	0.58	-33

1
Rate of exchange: €1 = US $1.2292 (based on the noon buying rate on March 31, 2004).
2
A 7% increase after adjusting for effects of currency translation.

Business Review

      •
      Group operating profit of €1.5 billion higher than prior-year level

      •
      Mercedes Car Group as expected posts operating profit lower than high level of prior year

      •
      Chrysler Group records significant earnings improvement

      •
      Commercial Vehicles division increases unit sales, revenues and earnings

      •
      Services achieves good result despite charge from Toll Collect

      •
      DaimlerChrysler will not participate in a capital increase at Mitsubishi Motors

Sluggish development of world economy and global demand for automobiles

  •
  In the first quarter of 2004, conditions for a continuation of the global economic upswing actually improved despite the relatively high oil price. Growth stimulus has been particularly apparent in North America and Asia. Economic development in the euro zone remains sluggish, however.

  •
  International automobile markets developed rather positively on the whole. In the United States, market volumes for passenger cars increased slightly with a continuation of high price incentives. Unit sales for passenger cars in Western Europe were slightly higher than in the prior-year quarter. In commercial vehicles there were signs of a recovery in certain markets. Growth rates in the emerging markets of Asia continue to be dynamic.

Operating profit rises to €1.5 billion

  •
  DaimlerChrysler achieved an operating profit of €1.5 billion in the first quarter of this year (Q1 2003: €1.4 billion). Despite the negative impact on earnings from Toll Collect amounting to €279 million, operating profit increased by 10%.

  •
  The Mercedes Car Group posted an operating profit of €639 million (Q1 2003: €688 million). The reasons for this development were lower unit sales caused by models' lifecycles and expenditures for the second product offensive.

  •
  The Chrysler Group improved its operating profit significantly in the first quarter, from €152 million to €298 million. This was primarily a result of higher shipments, improved model mix, and further significant cost reductions. On the other hand, there was a negative impact from price incentives offered in the United States, which were higher than in Q1 2003.

  •
  The Commercial Vehicles division continued its positive development begun in the year 2003. Higher unit sales and the successful and continuous implementation of efficiency-enhancing programs in all of its business units, led to a strong increase in operating profit from €47 million to €268 million.

  •
  The Services division achieved an operating profit of €221 million (Q1 2003: €419 million). The decrease is due solely to the charge on earnings of €279 million as a result of Toll Collect.

  •
  Operating profit in the Other Activities segment increased from €72 to €134 million. This segment includes not only our investments in Mitsubishi Motors and EADS, but also since January 1, 2004, the DaimlerChrysler Off-Highway business unit, which was previously part of the Commercial Vehicles division. Lower earnings from Mitsubishi Motors and the lack of operating profit from the MTU Aero Engines business unit, which was sold in 2003, were offset by an increased profit contribution from EADS.

  •
  Net income for the first quarter amounted to €393 million (Q1 2003: €588 million). Earnings per share amounted to €0.39 (Q1 2003: €0.58).

Unit sales up by 3% in first quarter

  •
  Despite the continuation of generally difficult market conditions worldwide, DaimlerChrysler sold a total of 1.1 million vehicles worldwide in the first quarter, surpassing the figure for the prior-year quarter by 3%.

  •
  The Mercedes Car Group reported first-quarter unit sales of 266,000 (Q1 2003: 291,200) vehicles. The Chrysler Group shipped 684,800 passenger cars and light trucks to its dealers in the first quarter, 6% more than in Q1 2003. Unit sales by Commercial Vehicles rose by 18% to 125,800 trucks, vans and buses.

  •
  DaimlerChrysler generated total revenues of €32.4 billion in the first quarter (Q1 2003: €33.3 billion). The main reason for the decrease was the appreciation of the euro against the US dollar. Adjusted to exclude currency-translation effects, there was an increase of 7%.

362,900 employees worldwide

  •
  At the end of the first quarter of 2004, DaimlerChrysler's global workforce totaled 362,907 people (Q1 2003: 367,962).

  •
  The reduction compared with the number at the end of Q1 2003 is primarily due to the sale of the MTU Aero Engines business unit with some 8,400 employees. In the shared sales organization of the Mercedes Car Group and Commercial Vehicles, the number of employees rose by 5% to 45,600. The number of people employed by Services also increased by 5%. The Chrysler Group's workforce decreased by 3% to 91,100.

Decision on Mitsubishi Motors

  •
  In an extraordinary meeting on April 22, 2004, the Board of Management and the Supervisory Board decided not to participate in a capital increase planned by Mitsubishi Motors Corporation (MMC) and thus to cease further financial support for MMC. DaimlerChrysler, however, will continue to be a shareholder in MMC.

  •
  The alliance projects previously agreed upon with MMC will be continued in accordance with the relevant contracts and in agreement with all partners.

Outlook

  •
  We expect global economic prospects to improve during the year, and we believe the positive trend will gradually include the economies of the euro zone.

  •
  As the year progresses, gradual improvements in economic conditions should also have a positive effect on the international demand for automobiles. For the United States, Western Europe and Japan, little growth in sales of passenger cars is expected. We see signs of continuing improvements in the North American truck market, and also expect slightly higher sales of trucks in Europe compared with last year.

  •
  For the full year, the Mercedes Car Group expects that unit sales, revenues and earnings will be similar to the high level of the prior year. As the year moves forward, the decrease in unit sales in the first quarter should be compensated for by the model changeover for the SLK and the A-Class, the facelift of the C-Class and the launch of the smart forfour and the CLS.

  •
  The Chrysler Group expects its markets to remain highly competitive in the year 2004, with a continuation of high price incentives in the United States. Despite the expenditure for the launch of nine new products, Chrysler Group is expected to end the year with considerable positive earnings as a result of the efficiency improvements that it has achieved.

  •
  The Commercial Vehicles division will profit in the year 2004 from the continuous improvement of its internal processes, economies of scale and an attractive product range. For the full year, the division anticipates a further improvement in its operating profit.

  •
  The Services division should benefit from the stable underlying business trend and continued favorable refinancing conditions in 2004. We anticipate another good result for the full year, which might however be lower than in 2003 as a result of the Toll Collect charge.

  •
  For the full year, EADS assumes stable revenues and an increase in its profitability. EADS' contribution to the Group's operating profit should therefore be higher than last year. The effects on earnings of our investment in MMC could not yet be conclusively assessed when this report went to press (April 29). However, the impact will be significantly lower than if we had participated in a capital increase for MMC.

  •
  On the basis of the above mentioned assessments, DaimlerChrysler expects to achieve an improvement in operating profit for the full year compared with 2003 results (excluding restructuring expenditures at the Chrysler Group and excluding the capital gain realized on the disposal of MTUAero Engines).

Mercedes Car Group

      •
      As expected first-quarter operating profit below level of prior year; earnings for full-year 2004 expected to be similar to last year

      •
      Decrease in unit sales due to weaker markets and upcoming model changes

      •
      Very positive response to the new SLK, the new-generation C-Class and the smart forfour

Amounts in millions	Q1 04 US $	Q1 04 €	Q1 03 €	Change in %
Operating profit	785	639	688	-7
Revenues	14,350	11,674	12,424	-6
Unit sales		265,988	291,156	-9
Production		307,112	324,146	-5
Employees (March 31)		104,801	102,611	+2

First quarter reflects weak markets and model changes

  •
  As expected, unit sales of 266,000 vehicles by the Mercedes Car Group division were lower than the high level recorded in the first quarter of last year (-9%). This was due partly to weak demand in major markets but also to the facelift of the C-Class and a lifecycle-related decrease for the M-Class. A higher value model mix meant that revenues only decreased by 6% to €11.7 billion.

  •
  Operating profit of €639 million was 7% lower than in Q1 2003 as a result of the lower unit sales and expenditures for the launch of the SLK and the smart forfour, as well as for the preparation of additional models in relation to the second product offensive.

Positive reaction to new Mercedes-Benz models

  •
  In the first quarter of 2004, we sold 246,000 Mercedes-Benz vehicles worldwide in an extremely competitive market environment (Q1 2003: 266,900). Whereas unit sales decreased by 9% in Western Europe to 153,800 vehicles and by 4% in the United States to 51,500 vehicles, the Mercedes-Benz brand made further advances in important Asian markets. In Japan, unit sales rose by 5% to 10,800 vehicles, and we boosted our sales volume in China by 24% to 2,100 units.

  •
  The sales trend for the CLK-Class was particularly positive, with an increase of 9% to 20,200 units. The E-Class again posted an increase on the high level of the prior-year quarter (+3%). Despite the upcoming successor model, unit sales of 39,100 A-Class cars were similar to sales in

    Q1 2003. As expected, sales of the C-Class were lower than a year ago because of the upcoming facelift. The S-Class maintained its leading position in its seventh year of production.

Unit sales	Q1 04	Q1 03	Change in %
Total	265,988	291,156	-9
Western Europe	172,996	191,935	-10
of which Germany	80,927	86,036	-6
United States	51,503	53,447	-4
Japan	11,086	10,890	+2
Other markets	30,403	34,884	-13
  •
  During the first quarter, we presented the new-generation C-Class and the all-new SLK roadster. Both cars were given an excellent reception by both the customers and the press.

  •
  Following the extremely positive response to the "Vision CLS" study of a four-door coupe that we presented at the International Motor Show in Frankfurt in September 2003, this March we unveiled the series version of the CLS at the International Motor Show in Geneva. Deliveries to customers are to begin this fall.

Market launch of smart forfour

  •
  The smart brand further improved its position in a sharply declining market segment. Nonetheless, deliveries to dealers of 20,000 cars did not equal the level of the prior-year quarter (-17%), primarily due to a structural change in the sales organization. Retail sales rose by 11% to 24,500 units, however.

  •
  Orders received for the new third model series of the smart brand, the smart forfour, are at a good level. Deliveries to customers began in April.

Chrysler Group

      •
      Operating profit improves from €152 to €298 million

      •
      Increase in shipments and retail sales

      •
      Six new models in production

Amounts in millions	Q1 04 US $	Q1 04 €	Q1 03 €	Change in %
Operating profit	366	298	152	+96
Revenues	14,824	12,060	12,679	-5
Unit sales		684,751	647,380	+6
Production		680,713	652,071	+4
Employees (March 31)		91,056	94,056	-3

Improved earnings in first quarter

  •
  In the first three months of this year, Chrysler Group increased its worldwide retail sales by 3% to 631,600 vehicles. The increase was primarily due to higher US sales of the Dodge Durango (+18%), the Jeep® Grand Cherokee (+15%), the Jeep® Liberty (+15%) and the Jeep® Wrangler (+54%). An additional reason for the improvement was the launch in 2003 of the Chrysler Pacifica and the Chrysler Crossfire, with Q1 worldwide sales of 22,800 and 4,600 units, respectively.

  •
  Factory shipments in the first quarter increased by 6% to 684,800 vehicles. At the end of the period, dealers' inventories in the United States rose to 585,100 vehicles (Q1 2003: 535,800), equivalent to 77 days' supply (Q1 2003: 69). The larger inventories are a result of the build-up for the market launch of Chrysler Group's new products this year.

  •
  Revenues decreased by 5% to €12.1 billion, primarily reflecting the appreciation of the euro against the US dollar. Measured in dollars, revenues increased by 11%.

  •
  Operating profit improved from €152 million to €298 million as a result of the higher shipments, improved model mix, and further significant cost reductions. On the other hand, there were negative effects on profits from the higher level of price incentives in the United States compared with the first quarter of 2003. In addition, restructuring charges of €76 million were included in the operating profit of the first quarter of 2004, which primarily relate to further workforce reductions in connection with planned divestitures.

Unit sales	Q1 04	Q1 03	Change in %
Total	684,751	647,380	+6
NAFTA	639,315	611,221	+5
United States	582,583	530,723	+10
Other markets	45,436	36,159	+26

Six new models go into production

  •
  Production of the new Chrysler 300C sedan and the Dodge Magnum sport wagon started during the first quarter of 2004 at the Brampton Assembly Plant in Ontario, Canada. These vehicles are competitively priced and offer a new level of ride and comfort. They are offered with a choice of various power-trains, including the powerful V-8 Hemi engine. The market launch of the vehicles is in April and May.

  •
  In addition, production of the new Chrysler and Dodge minivans began at the Windsor assembly plant in Ontario, where the Chrysler Pacifica is also produced. Customers have been taking delivery of these vehicles since the end of March. These minivans have 15 new features and safety enhancements, including our "Stow ‘n' Go" seating and storage system which allows both the second and third-row seats to fold effortlessly and completely into the floor of the vehicle.

  •
  The Chrysler PT Cruiser line-up was also expanded as production of the PT Cruiser convertible started in the first quarter. The Dodge Ram SRT-10 pickup truck also went into production, putting the most powerful engine from the Dodge Viper sports car into the Ram 1500. The long-wheel base Jeep® Wrangler Unlimited was also launched. Customer and media response to these new models has been very positive.

  •
  As the year progresses, three more new models will arrive at dealerships, including the Chrysler Crossfire roadster, the Dodge Dakota and the new Jeep® Grand Cherokee.

Commercial Vehicles

      •
      Strong increase in operating profit from €47 million to €268 million

      •
      Signs of recovery in the North American truck market

      •
      Positive high level of incoming orders for trucks

      •
      Acquisition of a further 22% of the shares in Mitsubishi Fuso Truck and Bus Corporation

Amounts in millions	Q1 04 US $	Q1 04 €	Q1 03 €	Change in %
Operating profit	329	268	47	+470
Revenues	8,127	6,612	5,774	+15
Unit sales		125,790	107,037	+18
Production		138,036	116,639	+18
Employees (March 31)		89,875	88,635	+1

Strong increase in operating profit

  •
  The Commercial Vehicles division significantly increased its unit sales in the first quarter of 2004 by 18% to 125,800 vehicles. Revenues also rose sharply to €6.6 billion (Q1 2003: €5.8 billion).

  •
  Higher unit sales and the successful and continuous implementation of efficiency-enhancing programs in all business units, led to a significant increase in operating profit from €47 million to €268 million.

Positive business developments in all business units

  •
  The development of unit sales in the truck business was very positive in the first quarter.

    Unit sales by the Trucks NAFTA (Freightliner, Sterling, Thomas Built Buses) business unit rose by 38% to 36,700 vehicles, primarily due to the recent increase in demand for heavy trucks. The business unit's sales of medium-sized trucks also increased slightly.

    The Trucks Europe/Latin America (Mercedes-Benz) business unit increased its unit sales by 23% to 26,800 units. This result was due primarily to a 30% increase in unit sales (to 10,900) for the new Actros 2, which was launched last year. Economic recovery in Turkey and economic stabilization in Argentina triggered higher unit sales in those two countries.

  •
  The Mercedes-Benz Vans business unit increased its unit sales to 54,800 vehicles (Q1 2003: 52,400). The new Viano and Vito, both launched in fall 2003, slightly increased their market share in Western Europe.

Unit sales	Q1 04	Q1 03	Change in %
Total	125,790	107,037	+18
Western Europe	56,246	53,388	+5
Germany	19,729	17,812	+11
United States	33,576	24,404	+38
South America	11,689	8,912	+31
Other markets	24,279	20,333	+19
  •
  Sales of 6,700 units by the DaimlerChrysler Buses and Coaches business unit were 24% higher than in the prior-year quarter. This increase was mainly related to higher unit sales in South America and Western Europe.

  •
  Mitsubishi Fuso Truck and Bus Corporation (MFTBC), which was accounted for in the Commercial Vehicles division according to the equity method, in line with our former holding of

    43%, increased its unit sales by 21% to 56,200 trucks and buses in the period of January through March 2004.

Progress with expansion in Asian markets

  •
  In January 2004, we agreed with our partners of the Mitsubishi Group to increase our stake in MFTBC by a further 22%. Following the approval of the antitrust authorities in March, DaimlerChrysler now holds 65% of the stock in MFTBC, and has fully consolidated the company as of March 31.

  •
  In China, having received the appropriate approval in December 2003, we are now working hard to set up a van joint venture with Fujian Motor Industry Group.

Services

      •
      Operating profit lower than in first quarter of prior year due to charges from Toll Collect

      •
      Further increase in earnings from financial services business

      •
      Continued positive business trend in North America

      •
      Further growth for DaimlerChrysler Bank

Amounts in millions	Q1 04 US $	Q1 04 €	Q1 03 €	Change in %
Operating profit	272	221	419	-47
Revenues	4,145	3,372	3,608	-7
Contract volume	124,469	101,260	105,662	-4
New business	13,076	10,638	11,050	-4
Employees (March 31)		11,200	10,703	+5

Financial services business still very profitable

  •
  The Services division achieved a first-quarter operating profit of €221 million (Q1 2003: €419 million). The result includes a charge on earnings of €279 million resulting from the new contractual agreement of Toll Collect with the Federal Republic of Germany from February 29, 2004, and the associated adjustments of the estimates for future expenses. In the financial services business, operating profit surpassed the high level of the prior year due to a continuation of good margins and favorable refinancing conditions.

  •
  New business of €10.6 billion was 4% lower than in the prior-year period due to the appreciation of the euro against the US dollar. Adjusted to exclude currency-translation effects, new business increased by 6%. In the first quarter of 2004, we concluded contracts covering 453,000 vehicles.

  •
  Due to the effect of currency translation, total contract volume decreased from €105.7 billion to €101.3 billion; adjusted for currency-translation effects, the portfolio expanded by 3%. Developments were particularly positive in Germany and Asia, where we succeeded in increasing our contract volume by 10%.

  •
  With an increased leasing and financing share of the Group's unit sales, now at more than one third, DaimlerChrysler Services makes an important contribution to promoting the sales of the various vehicle brands.

Positive business trend in North America

  •
  In North America, the very positive business development during 2003 continued in the first quarter. This trend was mainly related to the further intensification of our collaboration with the vehicle brands, our improved brand presence and our special financing programs. We thus achieved a further improvement in our position as a financing partner for customers and dealers.

DaimlerChrysler Bank continues along its successful course

  •
  DaimlerChrysler Bank made further progress in its core business of leasing and financing and in the deposit/investment business. New business in the field of leasing and financing increased by 15% to €1.8 billion. In the deposit/investment business, DaimlerChrysler Bank introduced additional attractive investment products such as the "Return-Duo," a combination of overnight money and mutual fund. Within one year, DaimlerChrysler Bank's customer base expanded by more than 25% to 870,000 customers.

New schedule for introduction of truck tolls

  •
  The Toll Collect consortium, in which DaimlerChrysler Services holds a 45% stake, has reached an agreement with the Federal Republic of Germany on a new schedule for the introduction of the electronic truck-toll system. This agreement calls for tolls to be in effect by January 1, 2005. From January 1, 2006, the system is to expand its functionality.

Other Activities

Other Activities Amounts in millions	Q1 04 US $	Q1 04 €	Q1 03 €	Change in %
Operating profit	165	134	72	+86

The Other Activities segment includes our shareholdings in EADS and Mitsubishi Motors Corporation. Since January 1, 2004, the DaimlerChrysler Off-Highway business unit, which was previously a part of the Commercial Vehicles division, has also been included in this segment. The prior-year figures have been adjusted for comparability. This change reflects the fact that the business model of our off-highway activities has more in common with the capital equipment production than with the volume series production of our on-highway activities. We sold the MTU Aero Engines business unit to the financial investor, Kohlberg, Kravis and Roberts & Co. Ltd., effective December 31, 2003. The Other Activities segment also includes Corporate Research, the Group's real-estate activities, and our holding and financing companies.

The operating profit contributions generated by our holdings in EADS and Mitsubishi Motors are included in the operating profit of DaimlerChrysler with a time-lag of one quarter. DaimlerChrysler's operating profit for the first quarter of 2004 therefore includes the contributions made by EADS and Mitsubishi Motors in the period of October through December 2003.

DaimlerChrysler Off-Highway	Q1 04 US $	Q1 04 €	Q1 03 €	Change in %
Revenues	377	307	330	-7
Incoming orders	629	510	518	-2
Employees (March 31)		6,989	7,111	-2

Continued weak demand for diesel engines

  •
  In the first quarter of 2004, the market for off-highway diesel engines recovered only slightly. Furthermore, market conditions for European engine manufacturers were exacerbated by the ongoing weakness of the US dollar.

  •
  The first-quarter revenues generated by the DaimlerChrysler Off-Highway business unit of €307 million were 7% lower than in Q1 2003. The decrease is a result of lower deliveries of ship engines and spare parts, which were only partially offset by growth in the field of local energy technology (engines for power generators).

  •
  Incoming orders of €510 million were close to the level of the prior-year period. The development of orders in the field of local energy technology was especially positive. Incoming orders for engines for ships and military vehicles decreased.

EADS

  •
  The European Aeronautic Defence and Space Company (EADS) will publish its figures for the first quarter of 2004 on May 12, 2004.

  •
  EADS, the world's second largest aerospace and defense company, significantly surpassed its earnings target in the year 2003, achieving an EBIT (earnings before interest, taxes, goodwill amortization and exceptional items) according to International Financial Reporting Standards (IFRS) of €1.54 billion.

  •
  In 2003, Airbus delivered 305 passenger aircraft—more than its main competitor for the first time ever. In the first three months of the year 2004, 67 aircraft were delivered to customers (Q1 2003: 65).

  •
  The program for the development and construction of the Airbus A380, the world's biggest passenger airplane, is running on schedule. In March 2004, the fuselage section for the first Airbus A380 was finalized in Hamburg. The A380 is to make its first test flight in 2005 and will be delivered to customers beginning in 2006. 129 firm orders and 48 options have already been received for the A380.

  •
  The Space division is expected to achieve a turnaround this year.

Mitsubishi Motors Corporation

  •
  In its financial year ending March 31, 2004, Mitsubishi Motors Corporation (MMC) sold 1,526,900 vehicles (-3%). The decrease is solely due to its business in North America, where unit sales decreased by 20% due to a more restrictive credit policy in its vehicle financing business. In all other regions, unit sales were higher than in the prior-year period.

  •
  In the months of January through March 2004, MMC's unit sales decreased by 2% to 393,400 vehicles. Decreases in Japan (-7%) and North America (-16%) were nearly offset by growth in Europe (+12%) and Asia excluding Japan and other markets (+5%). MMC achieved sharp rises in unit sales particularly in South America (+22%), Northern Asia (+37%) and the region of the Middle East and Africa (+15%).

  •
  In an extraordinary meeting held on April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler decided not to participate in the capital increase planned by MMC, and thus to cease providing MMC with financial support. The alliance projects previously agreed upon with MMC will be continued in accordance with the relevant contracts and in agreement with all partners.

Analysis of the Financial Situation

Operating Profit (Loss) by Segments

In millions	Q1 04 US $	Q1 04 €	Q1 03 €
Mercedes Car Group	785	639	688
Chrysler Group	366	298	152
Commercial Vehicles	329	268	47
Services	272	221	419
Other Activities	165	134	72
Eliminations	(23)	(19)	25
DaimlerChrysler Group	1,894	1,541	1,403

Group operating profit increased

        In the first quarter of this year, DaimlerChrysler achieved an operating profit of €1,541 million, which was 10% higher than in the first quarter of 2003.

        The Industrial Business achieved an operating profit of €1,023 million and contributed 28% to the overall increase of the Group's operating profit. While the Chrysler Group and Commercial Vehicles segments significantly improved their operating profits by a total of €367 million, Mercedes Car Group recorded, as expected, a decline in operating results. Charges of €279 million from the Group's participation in the development of an electronic toll collection system (Toll Collect) significantly burdened operating profit of the Industrial Business. Toll collect is part of the Services segment.

        Financial Services, which represents the major part of the Services segment, contributed 72% to the increase in the Group's operating profit. This improvement mainly resulted from the ongoing positive business development at Financial Services. An adjustment of risk sharing related to existing lease residual provisions, which was agreed to in the first quarter of 2003, reduced the prior year's operating profit of Financial Services by €70 million; the Industrial Business' result was credited in the same amount.

        Effective January 1, 2004, the DaimlerChrysler Off-Highway business unit, which was previously a part of the Commercial Vehicles segment, was allocated to Other Activities. The prior-year figures for operating profit have been adjusted for comparability, respectively.

Decrease in the Mercedes Car Group's operating profit

        The Mercedes Car Group segment achieved an operating profit of €639 million in the period under review, which was €49 million lower than the high level of the prior-year quarter.

        In the Mercedes-Benz business unit, earnings were affected by lifecycle-related decreases in unit sales primarily of the C-Class and M-Class, particularly in Germany and the United States, and by the market launch of the SLK and preparations for the launch of the CLS and the new A-Class. In addition, the operating profit was impacted by currency translation effects compared to the prior year.

Operating Profit (Loss)

In millions	Q1 04 US $	Q1 04 €	Q1 03 €
Industrial Business	1,257	1,023	985
Financial Services	637	518	418
DaimlerChrysler Group	1,894	1,541	1,403

        As expected, smart recorded an operating loss, partially due to startup costs for the smart forfour and a lifecycle-related decrease in unit sales of the smart fortwo. However, there were positive effects from the full availability of the two smart roadster models which had not yet been launched in the prior-year quarter.

Improvement in earnings at Chrysler Group

        Chrysler Group posted an operating profit of €298 million in the first quarter of 2004 compared to an operating profit of €152 million in the prior-year period. The increase in operating profit was primarily the result of shifts in product mix to higher margin vehicles, higher vehicle shipments and continuing cost reductions, partially offset by higher marketing costs reflecting strategic price repositioning and the continued competitive pressures in the North American market. Vehicle shipments of 684,800 vehicles at March 31, 2004 were 37,400 higher than in the prior-year period, partially reflecting an increase in dealer inventories as a result of new product introductions and in anticipation of the spring selling season. In addition, turnaround plan charges and charges for an incentivized retirement program for skilled trade employees of €76 million were included in the operating profit of the first quarter of 2004.

Significantly increased operating profit in the Commercial Vehicles segment

        The Commercial Vehicles segment considerably increased its operating profit by €221 million to €268 million in the first quarter, mainly due to the increase in truck sales as well as the progress made with the implementation of efficiency-improving programs in all of its business units. Additionally, the inclusion of the proportionate share of Mitsubishi Fuso Truck and Bus Corporation's (MFTBC) result, which was not included in the prior-year quarter, contributed to the segment's improved profitability.

Services' operating profit impacted by Toll Collect; earnings from core operative business higher than in prior year

        In the first quarter of 2004, the Services segment posted an operating profit of €221 (Q1 2003: €419) million.

        The decrease was solely due to charges of €279 million related to the participation in Toll Collect. These charges resulted from the new contractual agreement from February 29, 2004, with the Federal Republic of Germany and the associated adjustments of the estimated expenses.

        Operative income from the Financial Services business was significantly higher than in the first quarter of 2003 as a result of ongoing high margins and the continuation of favorable refinancing conditions. In addition, the enhancements of risk management instruments and the decrease in recidual value losses for Chrysler vehicles in the important market of North America had a positive effect on the development of risk costs.

Operating profit of Other Activities above prior-year level

        Other Activities' operating profit for the first quarter amounted to €134 million, €62 million above the result of the first quarter of 2003. There was a positive impact from the increased profit contribution by EADS, largely due to its strong result in the fourth quarter of 2003, which was the result of higher Airbus deliveries. A negative impact came from the Group's proportionate share of Mitsubishi Motors' loss, which diminished operating profit of the Other Activities segment. Furthermore, the prior-year quarter still included the operating profit contributed by MTU Aero Engines which was sold to Kohlberg Kravis Roberts & Co. Ltd., a financial investor, effective December 31, 2003. The inclusion of the DaimlerChrysler Off-Highway business unit in the Other Activities segment (formerly included in the Commercial Vehicles segment) had no significant effect on operating profit as the respective figures have been reclassified.

Reconciliation from operating profit to income before financial income

        "Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement / curtailment losses" is the sum of the interest costs of pension and health-care obligations, the expected return on plan assets and the amortization of unrecognized net actuarial gains or losses.

        Operating profit excludes these components of the pension costs, since they are driven by financial factors and do not reflect the operating profit of the segments.

        "Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies" includes the contributions to earnings from our operating investments, which are reported as a component of financial income in the statements of income. These contributions are allocated to the operating profit of the respective segments. In the first quarter of 2004, this resulted in a negative overall contribution to operating profit of €14 million. The decrease compared with the prior-year quarter (a positive contribution of €79 million) was primarily the result of the proportionate share of the losses from the Group's equity investments in Toll Collect and Mitsubishi Motors. This decrease was partially offset by an increased positive profit contribution from EADS.

        "Operating profit from discontinued operations" shows the operating profit of the business unit MTU Aero Engines, which is presented in the consolidated statements of income (loss) for the first quarter of 2003 as discontinued operations.

Reconciliation of Group Operating profit to Income (loss)
before financial income

In millions	Q1 04 US $	Q1 04 €	Q1 03 €
Operating profit	1,894	1,541	1,403
Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/curtailment losses	(294)	(239)	(206)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	17	14	(79)
Operating profit from discontinued operations	—	—	(34)
Miscellaneous items	(46)	(38)	(11)

Income (loss) before financial income	1,571	1,278	1,073

Decrease in financial income and net income

        The financial loss for the first quarter of 2004 amounted to €389 million, compared with a financial loss of €112 million for the prior-year quarter. The deterioration of €277 million was primarily due to a higher loss from investments of €316 million (Q1 2003: €52 million). This is a reflection of the Group's proportionate share of the losses incurred by Toll Collect and Mitsubishi Motors, which were only partially offset by a higher profit contribution from EADS. Net interest expense amounted to €107 million and other financial income to €34 million. On a combined basis, these amounts were on the same level as in the prior year.

        Net income and earnings per share for the first three months of this year amounted to €393 million and €0.39, respectively (Q1 2003: net income of €588 million and earnings per share of €0.58). The decrease compared with the prior-year period was solely a result of the increased financial loss and higher tax expenses.

Increase in total assets due to consolidation of Mitsubishi Fuso Truck and Bus Corporation

        Compared with December 31, 2003, total assets increased by €8.9 billion to €187.2 billion. The development was mainly caused by the first time consolidation of MFTBC's balance sheet as of March 31, 2004. Currency-translation effects were responsible for €3.5 billion of the increase in total assets.

        The increase in property, plant and equipment as of March 31, 2004, was primarily a result of consolidating MFTBC. The inclusion of MFTBC's balance sheet in the consolidated Group as well as fluctuations in production volumes during the year caused an increase in inventories, trade receivables and trade liabilities. On the other hand, the valuation of derivative financial instruments reduced the balance of other receivables. Changes in equipment on operating leases and receivables from Financial Services were mainly caused by exchange-rate movements. Accrued liabilities also increased due to currency-translation effects, as well as due to the full consolidation of MFTBC. The change in minority interests was almost solely due to the full consolidation of MFTBC, as 35% of its shares are held by shareholders outside the DaimlerChrysler Group.

        Stockholders' equity at March 31, 2004, increased from €34.5 billion to €35.2 billion. The main reasons for the increase were the positive net income, currency translation effects, and to a lesser extent the valuation of available-for-sale securities. These factors were partially offset by the valuation of the Group's derivative financial instruments.

        The equity ratio as of March 31, 2004, was 18.0%, compared with 18.5% at the end of 2003. The equity ratio for the Industrial Business was 24.6% (December 31, 2003: 26.1%). The decrease of the equity ratios was mainly caused by the first time consolidation of MFTBC.

Statement of cash flows affected by changes in working capital

        Cash provided by operating activities was €3.9 billion compared with €3.6 billion in the first quarter of last year. The improvement was primarily due to a higher level of cash released from the working capital of the Industrial Business. The net cash inflow from Financial Services' operating activities of €1.8 billion remained virtually unchanged from the prior-year period.

        Cash used for investing activities rose by €0.1 billion to €3.2 billion. In addition to a higher cash outflow due to the acquisition of securities, the increase was mainly due to lower proceeds from the sale of leased vehicles. These effects were partially offset by lower payments for the acquisition of shares in MFTBC, compared to the prior year. Considering cash acquired in connection with the first time consolidation of MFTBC's balance sheet (€0.3 billion), net cash outflow for the shares acquired in 2004 was €0.1 billion. In the first quarter of 2003, cash paid for the purchase of 43% of shares in MFTBC was €0.7 billion.

        Cash used for financing activities of €2.5 billion was a result of repayments (net) of debts. In the prior-year quarter, net borrowing had provided a cash inflow of €1.6 billion.

        Cash and cash equivalents with an original maturity of three months or less decreased by €1.7 billion compared with December 31, 2003. Total liquidity, which also includes marketable securities and long-term investments, was reduced from €14.3 billion to €13.3 billion due to a lower target liquidity.

Events after the end of the first quarter of 2004

        The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided in an extraordinary meeting on April 22, 2004, not to participate in a capital increase planned by Mitsubishi Motors Corporation (MMC) and therefore to cease further financial support for MMC. This decision did not have an impact on the financial position of DaimlerChrysler and the results of the operations and cash flows of the first quarter of 2004.

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

	Consolidated			Industrial Business		Financial Services
(in millions, except per share amounts)	Q1 2004 (Note 1) $	Q1 2004 €	Q1 2003 €	Q1 2004 €	Q1 2003 €	Q1 2004 €	Q1 2003 €
Revenues	39,766	32,351	33,252	28,981	29,644	3,370	3,608
Cost of sales	(31,828)	(25,893)	(26,803)	(23,328)	(23,922)	(2,565)	(2,881)
Gross margin	7,938	6,458	6,449	5,653	5,722	805	727
Selling, administrative and other expenses	(5,015)	(4,080)	(4,193)	(3,799)	(3,894)	(281)	(299)
Reseach and development	(1,550)	(1,261)	(1,392)	(1,261)	(1,392)	—	—
Other income	219	178	209	169	197	9	12
Turnaround plan expenses — Chrysler Group	(21)	(17)	—	(17)	—	—	—
Income before financial income	1,571	1,278	1,073	745	633	533	440
Financial income (expense), net	(478)	(389)	(112)	(393)	(116)	4	4
Income before income taxes	1,093	889	961	352	517	537	444
Income tax expense	(600)	(488)	(390)	(293)	(191)	(195)	(199)
Minority interests	(10)	(8)	(3)	(7)	(1)	(1)	(2)
Income from continuing operations	483	393	568	52	325	341	243
Income from discontinued operations, net of taxes	—	—	20	—	20	—	—
Net income	483	393	588	52	345	341	243
Earnings per share
Basic earnings per share
Income from continuing operations	0.48	0.39	0.56
Income from discontinued operations	—	—	0.02
Net income	0.48	0.39	0.58
Diluted earnings per share
Income from continuing operations	0.48	0.39	0.56
Income from discontinued operations	—	—	0.02
Net income	0.48	0.39	0.58

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated			Industrial Business		Financial Services
(in millions)	March 31, 2004 (unaudited) (Note 1) $	March 31, 2004 (unaudited) €	Dec. 31, 2003 €	March 31, 2004 (unaudited) €	Dec. 31, 2003 (unaudited) €	March 31, 2004 (unaudited) €	Dec. 31, 2003 (unaudited) €
Assets
Goodwill	2,431	1,978	1,816	1,917	1,757	61	59
Other intangible assets	3,840	3,124	2,819	3,040	2,731	84	88
Property, plant and equipment, net	44,316	36,053	32,917	35,899	32,761	154	156
Investments and long-term financial assets	10,607	8,629	8,748	8,296	8,416	333	332
Equipment on operating leases, net	31,193	25,376	24,385	3,131	2,890	22,245	21,495
Fixed assets	92,387	75,160	70,685	52,283	48,555	22,877	22,130
Inventories	21,971	17,874	14,948	16,518	13,560	1,356	1,388
Trade receivables	9,502	7,730	6,081	7,517	5,851	213	230
Receivables from financial services	67,229	54,693	52,638	—	—	54,693	52,638
Other receivables	17,367	14,130	15,848	9,697	11,129	4,433	4,719
Securities	4,670	3,799	3,268	3,339	2,801	460	467
Cash and cash equivalents	11,647	9,475	11,017	8,388	9,719	1,087	1,298
Non-fixed assets	132,386	107,701	103,800	45,459	43,060	62,242	60,740
Deferred taxes	3,905	3,177	2,688	3,018	2,527	159	161
Prepaid expenses	1,380	1,123	1,095	1,033	1,002	90	93
Total assets	230,058	187,161	178,268	101,793	95,144	85,368	83,124

Liabilities and stockholders' equity
Capital stock	3,236	2,633	2,633
Additional paid-in capital	9,762	7,942	7,915
Retained earnings	36,235	29,478	29,085
Accumulated other comprehensive loss	(5,889)	(4,791)	(5,152)
Treasury stock	(22)	(18)	—
Stockholders' equity	43,322	35,244	34,481	26,552	26,361	8,692	8,120
Minority interests	1,426	1,160	470	1,137	454	23	16
Accrued liabilities	51,221	41,670	39,172	40,884	38,439	786	733
Financial liabilities	93,267	75,876	75,690	11,098	11,779	64,778	63,911
Trade liabilities	18,277	14,869	11,583	14,611	11,359	258	224
Other liabilities	12,004	9,766	8,805	7,006	6,030	2,760	2,775
Liabilities	123,548	100,511	96,078	32,715	29,168	67,796	66,910
Deferred taxes	3,272	2,662	2,736	(3,839)	(3,377)	6,501	6,113
Deferred income	7,269	5,914	5,331	4,344	4,099	1,570	1,232
Total liabilities	186,736	151,917	143,787	75,241	68,783	76,676	75,004
Total liabilities and stockholders' equity	230,058	187,161	178,268	101,793	95,144	85,368	83,124

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total
Balance at January 1, 2003	2,633	7,819	30,156	612	(74)	1,065	(7,207)	—	35,004
Net income	—	—	588	—	—	—	—	—	588
Other comprehensive income (loss)	—	—	—	(262)	(99)	578	(8)	—	209
Total comprehensive income									797
Stock based compensation	—	17	—	—	—	—	—	—	17
Purchase of capital stock	—	—	—	—	—	—	—	(21)	(21)
Balance at March 31, 2003	2,633	7,836	30,744	350	(173)	1,643	(7,215)	(21)	35,797
Balance at January 1, 2004	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481
Net income	—	—	393	—	—	—	—	—	393
Other comprehensive income (loss)	—	—	—	551	92	(282)	—	—	361
Total comprehensive income									754
Stock based compensation	—	27	—	—	—	—	—	—	27
Purchase of capital stock	—	—	—	—	—	—	—	(18)	(18)
Balance at March 31, 2004	2,633	7,942	29,478	(398)	425	1,945	(6,763)	(18)	35,244

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated			Industrial Business		Financial Services
(in millions)	Q1 2004 (Note 1) $	Q1 2004 €	Q1 2003 €	Q1 2004 €	Q1 2003 €	Q1 2004 €	Q1 2003 €
Net income	483	393	588	52	345	341	243
Income applicable to minority interests	10	8	3	7	1	1	2
Losses (gains) on disposals of businesses	(4)	(3)	1	(3)	1	—	—
Depreciation and amortization of equipment on operating leases	1,573	1,280	1,417	101	79	1,179	1,338
Depreciation and amortization of fixed assets	1,700	1,383	1,420	1,365	1,405	18	15
Change in deferred taxes	109	89	109	(125)	(120)	214	229
Equity (income) loss from associated companies	390	317	43	322	48	(5)	(5)
Change in financial instruments	(348)	(283)	54	(294)	43	11	11
Gains on disposals of fixed assets/securities	(112)	(91)	(124)	(91)	(124)	—	—
Change in trading securities	15	12	18	17	19	(5)	(1)
Change in accrued liabilities	569	463	471	440	500	23	(29)
Turnaround plan expenses — Chrysler Group	21	17	—	17	—	—	—
Turnaround plan payments — Chrysler Group	(97)	(79)	(93)	(79)	(93)	—	—
Changes in other operating assets and liabilities:
- Inventories, net	(2,302)	(1,873)	(1,850)	(1,949)	(1,752)	76	(98)
- Trade receivables	(230)	(187)	(892)	(205)	(798)	18	(94)
- Trade liabilities	2,780	2,262	1,569	2,232	1,513	30	56
- Other assets and liabilities	223	181	862	241	728	(60)	134
Cash provided by operating activities	4,780	3,889	3,596	2,048	1,795	1,841	1,801
Purchases of fixed assets:
- Increase in equipment on operating leases	(4,700)	(3,824)	(4,071)	(1,114)	(1,140)	(2,710)	(2,931)
- Purchase of property, plant and equipment	(1,682)	(1,368)	(1,630)	(1,360)	(1,615)	(8)	(15)
- Purchase of other fixed assets	(123)	(100)	(51)	(97)	(33)	(3)	(18)
Proceeds from disposals of equipment on operating leases	3,316	2,698	3,655	1,195	1,227	1,503	2,428
Proceeds from disposals of fixed assets	146	119	82	115	82	4	—
Payments for investments in businesses	(236)	(192)	(683)	(192)	(682)	—	(1)
Proceeds from disposals of businesses	22	18	17	4	8	14	9
(Increase) decrease in receivables from financial services, net	38	31	(222)	—	17	31	(239)
(Acquisition) disposition of securities (other than trading), net	(612)	(498)	(166)	(513)	(102)	15	(64)
Change in other cash	(91)	(75)	(33)	(79)	(41)	4	8
Cash used for investing activities	(3,922)	(3,191)	(3,102)	(2,041)	(2,279)	(1,150)	(823)
Change in financial liabilities (including amounts for commercial paper borrowings, net of €(893) ($(1,098)) and €(1,111) in 2004 and 2003, respectively)	(3,090)	(2,514)	1,665	(1,597)	2,092	(917)	(427)
Dividends paid (incl. profit transferred from subsidiaries)	—	—	(1)	3	(1)	(3)	—
Proceeds from issuance of capital stock (incl. minority interests)	—	—	—	1	(20)	(1)	20
Purchase of treasury stock	(22)	(18)	(21)	(18)	(21)	—	—
Cash provided by (used for) financing activities	(3,112)	(2,532)	1,643	(1,611)	2,050	(921)	(407)
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	221	180	(200)	161	(185)	19	(15)
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(2,033)	(1,654)	1,937	(1,443)	1,381	(211)	556

Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	13,235	10,767	9,100	9,469	8,161	1,298	939
At end of period	11,202	9,113	11,037	8,026	9,542	1,087	1,495

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

        Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.     Presentation of Condensed Consolidated Financial Statements

        General.    The unaudited interim condensed consolidated financial statements ("interim financial statements") of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts herein are presented in millions of euros ("€") and, for amounts as of and for the three months ended March 31, 2004, also in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of €1= $1.2292, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004.

        Certain amounts reported in prior periods have been reclassified to conform to the current period presentation and to reflect presentation requirements with respect to discontinued operations.

        All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2003 audited consolidated financial statements and notes thereto included in DaimlerChrysler's 2003 Annual Report on Form 20-F which was filed with the United States Securities and Exchange Commission on February 19, 2004.

        Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations and cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

        Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

        New Accounting Standards Not Yet Adopted.    In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method. EITF 03-1 provides a multi-step model for determining whether an impairment of an investment is other-than-temporary. An impairment charge must be recognized in earnings in the period in which an other-than-temporary impairment has occurred for the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date.

        In addition to the disclosures provided in the Group's 2003 Annual Report on Form 20-F, the consensus reached in March 2004 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to investments and beneficial interests within the scope of EITF 03-1. EITF 03-1 also requires certain disclosures about cost method investments when the fair value of such investments is not currently estimable. Except for the disclosure requirements already in place, the provisions of EITF 03-1 are effective prospectively for reporting periods beginning after June 15, 2004. DaimlerChrysler is currently determining the effect of EITF 03-1 on the Group's consolidated financial statements.

        In March 2004, the EITF reached a consensus on EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share." EITF 03-6 provides guidance about how to determine whether a security should be considered a "participating" security for purposes of computing earnings per share and how earnings or losses should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004, and must be applied by restating previously reported earnings per share amounts. DaimlerChrysler is currently determining the effect of EITF 03-6 on the Group's consolidated financial statements.

        In March 2004, the EITF reached a consensus on EITF 03-16, "Accounting for Investments in Limited Liability Companies." EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. The provisions of EITF 03-16 are effective for reporting periods beginning after June 15, 2004. DaimlerChrysler is currently determining the effect of EITF 03-16 on the Group's consolidated financial statements.

2.     Variable Interest Entities

        DaimlerChrysler applied the provisions of FASB Interpretation ("FIN") 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), to special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The implementation of those provisions on special purpose entities, which resulted in the consolidation of several special purpose entities that did not materially impact DaimlerChrysler's results for the three months ended March 31, 2004, is described in DaimlerChrysler's 2003 Annual Report on Form 20-F. The implementation of those provisions on all other entities as of March 31, 2004, was not material to DaimlerChrysler's interim financial statements. Refer to the Group's 2003 Annual Report on Form 20-F for the disclosures required by FIN 46R about DaimlerChrysler's involvement with variable interest entities with which it had involvement as of December 31, 2003, including special purpose entities and other variable interest entities.

        Individual associated companies included in the Group's consolidated financial statements under the equity method are also subject to the requirements of FIN 46R at the investee level. Because DaimlerChrysler accounts for its equity in the earnings and losses of certain associated companies such as European Aeronautic Defence and Space Company EADS N.V. and Mitsubishi Motors Corporation ("MMC") on a three-month lag, the initial impact of adoption of FIN 46R consolidation requirements by these associated companies for variable interest entities that are special purpose entities has been recognized in the Group's consolidated statement of income for the three-month period ending March 31, 2004. Because the impact was not material to the Group's interim consolidated financial statements, the cumulative effect of applying the consolidation requirements of FIN 46R to special purpose entities by these associated companies is included in the line item "financial income (expense), net" in the Group's interim consolidated statement of income. The initial impact of adoption of FIN 46R consolidation requirements by these associated companies for variable interest entities that are not special purpose entities will be recognized in the Group's consolidated statement of income for the three-month period ending June 30, 2004.

3.     Acquisitions and Dispositions

        On January 6, 2003, MMC spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation ("MFTBC"). MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in MFTBC for €764 million in cash plus certain direct acquisition costs. Also, on March 14, 2003, ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately €266 million in cash. On March 18, 2004, as a part of the Group's continuing global commercial vehicle strategy, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash. As a result of these transactions, MMC now retains a 20% non-controlling interest in MFTBC. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million consisting of direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively) plus a re-allocation of €87 million of the initial purchase price pertaining to MFTBC and previously included in the Group's investment in MMC. DaimlerChrysler will include the consolidated results of MFTBC beginning at the consummation date in the Group's Commercial Vehicles segment. Prior to then, the Group's proportionate share of MFTBC's results are included in the Commercial Vehicles segment using the equity method of accounting.

        The following table summarizes the amounts assigned to the assets acquired and liabilities assumed.

(in millions of €)
Goodwill	100
Other intangible assets	235
Property, plant and equipment	2,562
Other non current assets	196
Inventories	675
Cash, receivables and other assets	2,135
Deferred tax assets	525

Total assets acquired	6,428
Pension liabilities	603
Other accrued liabilities	558
Financial and other liabilities	3,152
Deferred taxes	183
Minority interests	681

Total liabilities assumed	5,177
Net assets acquired	1,251

        DaimlerChrysler is in the process of evaluating certain provisions and exposures related to MFTBC. Therefore, the purchase price allocation is preliminary and subject to change.

        Of the acquired intangible assets, €95 million was assigned to registered trademarks that are not subject to amortization, €81 million was assigned to technology with a useful life of 10 years, and €44 million was assigned to other identifiable intangible assets. The goodwill attributed to the acquisition of MFTBC was assigned to the Commercial Vehicles segment. DaimlerChrysler does not expect that any goodwill will be deductible for tax purposes.

        Acquired in-process R&D of €15 million, which is disclosed within other intangible assets in the above condensed balance sheet of MFTBC, represents the original estimated fair value of acquired projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount has been expensed and is included in the Group's consolidated statement of income.

        The following table is prepared on a pro forma basis for the three-month periods ended March 31, 2004 and 2003 as though DaimlerChrysler acquired its controlling interest in MFTBC as of the beginning of the periods presented. The pro forma amounts exclude the charge for acquired in-process R&D.

	March 31, 2004*	March 31, 2003
	(in millions of € except earnings per share)
Revenues	34,065	34,978
Income from continuing operations	413	590
Net income	413	609
Earnings per share from continuing operations
Basic	0.41	0.58
Diluted	0.41	0.58

*
2004 pro forma amounts include preliminary results from MFTBC.

        The pro forma results above are not necessarily indicative of what would have occurred if DaimlerChrysler's acquisition of a controlling interest in MFTBC had been in effect for the periods presented. In addition, the pro forma results above do not reflect any synergies that are expected to be achieved from combining the operations of DaimlerChrysler and MFTBC nor are they intended to be a projection of future results.

4.     Turnaround Plan for the Chrysler Group

        The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 included a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salaried employees. To eliminate excess capacity, the Chrysler Group has eliminated shifts and reduced line speeds at certain manufacturing facilities, and adjusted volumes at component, stamping and powertrain facilities. Additionally, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants.

        The net charges recorded for the plan through December 31, 2002, were €3,758 million (€2,373 million net of taxes), including €1,686 million related to workforce reductions, €1,283 million related to asset write-downs and €789 million related to other costs.

        In the first quarter of 2003, minor additional charges and adjustments were recorded for the plan primarily due to revisions of estimates based upon information subsequently available such as actual settlements.

        The net charges recorded for the plan in the first quarter of 2004 were €18 million (€10 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (€17 million and €1 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were for costs associated with the planned closing or disposition of manufacturing facilities in 2004 and 2005.

        The pre-tax amounts for turnaround plan charges are comprised of the following:

	Workforce reductions	Asset write- downs	Other costs	Total
	(in millions of €)
Reserve balance at January 1, 2003	280	—	305	585
Additional charges	7	—	—	7
Adjustments	14	—	(21)	(7)
Net charges	21	—	(21)	—
Payments	(38)	—	(55)	(93)
Amount charged against assets	—	—	(2)	(2)
Currency translation adjustments	(2)	—	(9)	(11)
Reserve balance at March 31, 2003	261	—	218	479
Additional charges	175	234	26	435
Adjustments	13	15	6	34
Net charges	188	249	32	469
Payments	(113)	—	(73)	(186)
Amount charged against assets	—	(249)	(1)	(250)
Amount recognized by and transferred to the employee benefit plans	(108)	—	—	(108)
Currency translation adjustments	(30)	—	(28)	(58)
Reserve balance at December 31, 2003	198	—	148	346
Adjustments	(19)	39	(2)	18
Payments	(51)	—	(28)	(79)
Amount charged against assets	—	(39)	(2)	(41)
Currency translation adjustment	4	—	2	6
Reserve balance at March 31, 2004	132	—	118	250

        In April 2004, the Chrysler Group sold its Huntsville, Alabama operations to Siemens VDO Automotive Electronics Corporation. The exit costs associated with this sale were previously provided for in the turnaround plan charges.

        Workforce reduction charges were adjusted by €(19) million and €21 million during the first quarter of 2004 and 2003, respectively. Voluntary early retirement programs primarily related to the disposition of the Huntsville facility, accepted by 460 employees during the first quarter of 2004, are formula driven based on salary levels, age and past service. There were no voluntary early retirement programs accepted in the first quarter of 2003. In addition, 1,808 and 686 employees were involuntarily affected by the plan during the first quarter of 2004 and 2003, respectively. The amount of involuntary severance benefits paid and charged against the liability during the three months ended March 31, 2004 and 2003, was €1 million and €12 million, respectively.

        As a result of the planned sale or closure of manufacturing facilities in 2004 and 2005, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded adjustments to impairment charges of €39 million during the first quarter of 2004. No impairment charges were recorded during the first quarter of 2003.

        Other costs in the first quarter of 2004 and 2003 primarily included supplier contract cancellation costs.

        The Chrysler Group expects cash payments of $0.2 billion in 2004 for previously recorded charges. The Chrysler Group may recognize additional charges or adjustments to previous charges in the remaining nine months of 2004 primarily relating to the sale or closure of selected operations.

5.     Goodwill

        During the three months ended March 31, 2004, additional goodwill of €161 million was recorded, of which €100 million was attributable to the first time consolidation of MFTBC. The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments and, to a lesser extent, additional goodwill recorded in connection with certain other acquisitions that were immaterial individually and in the aggregate.

        As of March 31, 2004, goodwill relates to Mercedes Car Group (€163 million), Chrysler Group (€1,001 million), Commercial Vehicles (€713 million), Services (€64 million) and Other Activities (€37 million).

        DaimlerChrysler's investor-level goodwill in companies accounted for using the equity method at March 31, 2004, and December 31, 2003 was €520 million and €559 million, respectively. As the result of the first time consolidation of MFTBC, investor-level goodwill of €70 million is no longer included in that amount. Investor-level goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor-level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

6.     Other Intangible Assets

        Other intangible assets comprise:

(in millions of €)	At March 31, 2004	At Dec. 31, 2003
Other intangible assets subject to amortization
Gross carrying amount	1,253	1,047
Accumulated amortization	(764)	(694)
Net carrying amount	489	353

Other intangible assets not subject to amortization	2,635	2,466

	3,124	2,819

        DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights as well as software. During the three months ended March 31, 2004, additions of €24 million were recognized. The aggregate amortization expense for the three months ended March 31, 2004 and 2003, was €38 million and €35 million, respectively.

        Amortization expense for the gross carrying amount of other intangible assets at March 31, 2004, is estimated to be €118 million for the remainder of 2004 and, for each of the next five years, is estimated to be €107 million in 2005, €68 million in 2006, €42 million in 2007, €26 million in 2008 and €21 million in 2009.

        Other intangible assets not subject to amortization represent intangible provision assets.

7.     Inventories

        Inventories are comprised of the following:

(in millions of €)	At March 31, 2004	At Dec. 31, 2003
Raw materials and manufacturing supplies	1,714	1,569
Work-in-process	2,825	2,280
Finished goods, parts and products held for resale	13,615	11,350
Advance payments to suppliers	66	59

	18,220	15,258
Less: Advance payments received	(346)	(310)

	17,874	14,948

8.     Cash and Cash Equivalents

        As of March 31, 2004, and December 31, 2003, cash and cash equivalents as disclosed in the condensed consolidated balance sheets includes €362 million and €250 million, respectively, of deposits with original maturities of more than three months.

9.     Stockholders' Equity

        During the three-month period ended March 31, 2004, DaimlerChrysler purchased approximately 0.5 million of its Ordinary Shares in connection with an employee share purchase plan.

        On April 7, 2004, the annual meeting authorized the Board of Management through October 7, 2005, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of €

263 million of capital stock, representing nearly 10% of issued and outstanding capital stock. Also at the annual meeting, DaimlerChrysler was authorized to distribute €1,519 million (€1.50 per share) of its 2003 earnings as a dividend to the stockholders. The dividend was paid on April 8, 2004, to investors owning DaimlerChrysler shares on April 7, 2004.

10.   Stock-Based Compensation

        DaimlerChrysler measures compensation expense for stock-based awards granted, modified or settled prospectively after December 31, 2002, at the date of grant, modification or settlement based on the fair value of the award using a modified Black-Scholes option-pricing model and assumptions regarding expected dividend yield, expected stock price volatility, risk-free interest rate, and expected life of the award. Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). Until such awards are modified or settled, compensation expense for stock-based awards granted prior to January 1, 2003, is measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant.

        The stock-based employee compensation included in the determination of net income for the three-month periods ended March 31, 2004 and 2003, is less than the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS 123, "Accounting for Stock-Based Compensation." No options were granted during the first three months of 2004 or 2003. The adoption of the fair value based method prospectively from January 1, 2003, resulted in the recognition of compensation cost for the first three months of 2004 of €12 million (€7 million, net of taxes, or €0.01 per share). No compensation cost was recognized for the first three months of 2003.

        The following table illustrates the effect on net income and earnings per share for the three-month periods ended March 31, 2004 and 2003, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested awards when they were issued.

	Three months ended March 31,
	2004	2003
Net income (in millions of €)
Net income	393	588
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	15	10
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(28)	(42)

Pro forma net income	380	556

Earnings per share (in €)
Basic	0.39	0.58
Basic—pro forma	0.38	0.55
Diluted	0.39	0.58
Diluted—pro forma	0.38	0.55

        At March 31, 2004, issued and unexercised options amounted to 70.5 million, of which 22.7 million were exercisable.

11.   Accrued Liabilities

        Accrued liabilities are comprised of the following:

(in millions of €)	At March 31, 2004	At Dec. 31, 2003
Pension plans and similar obligations (see Note 11a)	14,655	13,467
Income and other taxes	2,881	2,794
Other accrued liabilities (see Note 11b)	24,134	22,911

	41,670	39,172

a)    Pension Plans and Similar Obligations

Pension Plans.

        The components of net pension cost for the three-month periods ended March 31, 2004 and 2003, were as follows:

	Three months ended March 31, 2004		Three months ended March 31, 2003
(in millions of €)	German Plans	Non-German Plans	German Plans	Non-German Plans
Service cost	57	90	63	90
Interest cost	146	313	158	367
Expected return on plan assets	(154)	(421)	(127)	(492)
Amortization of:
Unrecognized net actuarial losses	35	55	43	14
Unrecognized prior service cost	—	70	—	76
Net periodic pension cost	84	107	137	55
Settlement/curtailment loss	—	—	14	6
Net pension cost	84	107	151	61

        Contributions.    Employer contributions to the Group's defined benefit pension plans were €10 million for the three-month period ended March 31, 2004. DaimlerChrysler provided additional contributions to the Group's defined benefit pension plans of €29 million on April 15, 2004.

Other Postretirement Benefits.

        The components of net periodic postretirement benefit cost for the three-month periods ended March 31, 2004 and 2003, were as follows:

	Three months ended March 31,
(in millions of €)
	2004	2003
Service cost	71	73
Interest cost	226	259
Expected return on plan assets	(40)	(57)
Amortization of:
Unrecognized net actuarial losses	65	58
Unrecognized prior service cost	3	6

Net periodic postretirement benefit cost	325	339

        Contributions.    DaimlerChrysler did not make any contributions to its other postretirement plans during the three months ended March 31, 2004.

b)    Other Accrued Liabilities

        The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. In addition, the accrued liability for product warranties covers expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

(in millions of €)	2004	2003
Balance at January 1	9,230	9,353
Currency change	164	(165)
Utilizations and transfers	(786)	(1,236)
Changes from product warranties issued in respective year	1,325	1,507
Changes from prior period product warranties issued	(37)	(118)
Balance at March 31	9,896	9,341

12.   Litigation and Claims

        In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. The consolidated class action complaint contained additional allegations that were later dismissed. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In February 2003, the DaimlerChrysler defendants filed motions seeking summary judgment on all claims in the cases on several grounds, including that the claims are barred by the statute of limitations. In June 2003, the Court denied defendants' motion relating to the statute of limitations. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €230 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages of approximately $1.35 billion. In November 2003, the Court denied the remaining aspects of defendants' motion for summary judgment. The Tracinda case went to trial in December 2003 and continued for approximately two weeks. Trial of the case was suspended with approximately two days of trial time remaining while the parties addressed a discovery issue in a separate hearing. The trial reconvened on February 9, 2004, and was completed on February 11, 2004. It is difficult to predict when the Court might render a decision, although DaimlerChrysler doubts it will be before the fourth quarter of 2004.

        In addition, various other previously reported legal proceedings are pending against DaimlerChrysler.

13.   Commitments and Contingencies

        Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
(in millions of €)	At March 31, 2004	At Dec. 31, 2003	At March 31, 2004	At Dec. 31, 2003
Guarantees for third party liabilities	2,566	2,647	292	355
Guarantees under buyback commitments	1,942	1,957	597	583
Performance guarantees and environmental risks	488	513	335	352
Other	81	118	71	109

	5,077	5,235	1,295	1,399

        The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At March 31, 2004, these guarantees amounted to €48.2 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

        In 2002, a consortium consisting of our subsidiary DaimlerChrysler Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which DaimlerChrysler Services and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and prospective operator of the system. Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Services and Deutsche Telekom are currently jointly obliged to indemnify Cofiroute for amounts exceeding this limitation. DaimlerChrysler accounts for its 45% ownership interest in Toll Collect GmbH and the consortium using the equity method of accounting. Toll Collect GmbH as the future operator of the Toll Collect System will become the primary contracting party under the operating agreement. For further information, particularly with respect to the guarantees and contractual penalties set forth in the operating agreement, please also refer to Note 31 to the Group's Consolidated Financial Statements and to Item 5 of the Group's Annual Report on Form 20-F, both for the fiscal year 2003.

        The original deadline for completion of the system was August 31, 2003, but technical difficulties have delayed completion. On February 19, 2004, the Federal Ministry of Transport sent a notice of termination to the Toll Collect consortium. In subsequent negotiations with the Ministry of Transport, on February 29, 2004, the consortium members reached an agreement with the Federal Republic of Germany to continue the Toll Collection project. The consortium and the Federal Republic of Germany have implemented the agreement reached on February 29, 2004, by a notarised agreement on April 23, 2004. Consequently, the Federal Republic of Germany has waived the alleged rights resulting from the notice of termination. The Toll Collection project will be continued on the following basic terms:

  •
  Toll collection will be introduced no later than January 1, 2005 with on-board-units (OBUs) which allow for slightly less than full technical performance in accordance with the technical specification. Subject to a one year extension under certain circumstances the toll collection system will be installed and operated as specified in the operating agreement no later than January 1, 2006. Due to this slight deficiency, the remuneration owed by the Federal Republic of Germany to Toll Collect GmbH during the period the collection system operates with OBUs which allow for a slightly less than full technical performance will be 95% of the remuneration which will be payable under the operating agreement.

  •
  The Federal Republic of Germany is to pay the full 95%-remuneration only if the total toll revenues received by the Federal Republic of Germany from the toll collection system in a given month reach at least 80% of the expected total toll collection revenues. No remuneration will, however, become payable when and if in any given month total revenues exceed the guaranteed €83.4 million by no more than 20% of the expected total toll collection revenues. Between those thresholds, the remuneration is dependent on the actual toll income achieved.

  •
  On January 1, 2005, Toll Collect GmbH is required to make available a sufficient number of OBUs and installation facilities to meet demand, with no fewer than 500,000 OBUs available. OBUs are devices installed in vehicles in order to allow for the collection of highway travel data by satellite.

  •
  Delays in the commencement of operation of the toll collection system after January 1, 2005, will result in monthly penalties of €40 million increasing by €5 million each month up to a maximum of €80 million per month through the period up to January 1, 2006.

  •
  During the period the collection system operates with OBUs which allow for a slightly less than full technical performance Toll Collect GmbH or the consortium will be liable in case of a toll shortfall to guarantee net toll proceeds in an amount up to €1 billion per year, but no more than €83.4 million per month. Contractual penalties due to insufficient performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic of Germany will not be counted against the liability cap. However, these contractual penalties and maluses are capped according to the operating agreement.

  •
  In the event of major deviations from the project plan, which endanger the whole project, the consortium and the Federal Republic of Germany must reach a good faith agreement on steps that are appropriate and reasonable to minimize losses. In the event that neither testing operation of OBUs with slightly less than full performance nor the development of OBUs with full technical performance has been successfully completed by June 1, 2005, the Federal Republic of Germany may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement.

  •
  Following the end of the agreed operational period with slightly less technical performance of the OBUs and, especially, in the case that the OBUs with full technical performance as specified under the operators contract will not be installed in time, the provisions governing penalties for delay of operation and liabilities contained in the operating agreement shall continue to apply.

        Only the guarantee for the bridge loan is included in the above table. The maximum potential future obligation resulting from the remaining guarantees provided for Toll Collect GmbH's obligations have not been included in the above table because those amounts cannot be reasonably estimated.

14.   Segment Reporting

        Segment information for the three-month periods ended March 31, 2004 and 2003, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Consolidated
Three months ended March 31, 2004
Revenues	10,960	12,060	6,182	2,840	309	32,351	—	32,351
Intersegment sales	714	—	430	532	78	1,754	(1,754)	—
Total revenues	11,674	12,060	6,612	3,372	387	34,105	(1,754)	32,351

Operating Profit	639	298	268	221	134	1,560	(19)	1,541

Three months ended March 31, 2003
Revenues	11,726	12,679	5,415	3,115	317	33,252	—	33,252
Intersegment sales	698	—	359	493	105	1,655	(1,655)	—
Total revenues	12,424	12,679	5,774	3,608	422	34,907	(1,655)	33,252

Operating Profit	688	152	47	419	72	1,378	25	1,403

        As discussed in Note 3, on March 18, 2004, DaimlerChrysler acquired an additional 22% interest in MFTBC from MMC for €394 million in cash. As a result of the acquisition and first time consolidation of MFTBC, the identifiable segment assets of the Commercial Vehicles segment increased by €4.5 billion.

        During the first quarter of 2004, the Chrysler Group recorded a charge of €58 million for early retirement incentives accepted by approximately 1,000 skilled trade employees.

        During the first quarter of 2004, the Services segment recorded charges of €279 million related to the participation in Toll Collect. These charges resulted from the new contractual agreement from February 29, 2004, with the Federal Republic of Germany and the associated adjustments of the estimated expenses.

        As of January 1, 2004, the off-highway activities of the Commercial Vehicles segment, which consist of MTU Friedrichshafen Group, the off-highway activities of Detroit Diesel Group and the 49% interest in VM-Motori S.p.A., have been allocated to the Other Activities segment. Prior period amounts have been adjusted accordingly.

        In the first quarter of 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles, which were previously expensed by the Group in years prior to 2001, between the Chrysler Group and Services. The non-cash effect of transferring such risks in the first quarter of 2003 resulted in €70 million of additional revenue and operating profit for the Chrysler Group and €70 million of additional cost of sales and reduced operating profit for Services.

        The reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations is as follows:

	Three months ended March 31,
(in millions of €)
	2004	2003
Total segment operating profit	1,560	1,378
Elimination and consolidation amounts	(19)	25
Total Group operating profit	1,541	1,403
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(239)	(206)
Interest and similar income	122	160
Interest and similar expenses	(229)	(229)
Other financial income, net	34	9
Miscellaneous items, net	(38)	(11)
Pre-tax income from discontinued operations, adjusted to exclude or include the above reconciling items	—	(34)
The Group's share of the above reconciling items included in the net losses of investments accounted for at equity	(302)	(131)
Consolidated income before income taxes, minority interests and discontinued operations	889	961

15.   Earnings per Share

        The computation of basic and diluted earnings per share for "Income from continuing operations" is as follows:

	Three months ended March 31,
in millions of € or millions of shares, except earnings per share
	2004	2003
Income from continuing operations—basic	393	568
Interest expense on convertible bonds and notes (net of tax)	—	1
Income from continuing operations—diluted	393	569
Weighted average number of shares outstanding—basic	1,012.7	1,012.7
Dilutive effect of stock options in 2004 and convertible bonds and notes in 2003	1.1	1.1

Weighted average number of shares outstanding—diluted	1,013.8	1,013.8
Earnings per share from continuing operations
Basic	0.39	0.56
Diluted	0.39	0.56

        Stock options to acquire 50.6 million and 53.1 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for the three-month periods ended March 31, 2004 and 2003, respectively, because the options' underlying exercise prices were greater than the average market prices of DaimlerChrysler Ordinary Shares for these periods.

Investor Relations		Finance Calendar 2004
contact
Stuttgart		Interim Report Q2 2004
Phone	+49 711 17 92261, 17 95277 or 17 95256	July 29, 2004
Fax	+49 711 17 94109 or 17 94075
Interim Report Q3 2004
New York		October 28, 2004
Phone	+1 212 909 9080
Fax	+1 212 909 9085	Concept and Content:
DaimlerChrysler AG
Investor Relations
This report and additional information on DaimlerChrysler are
available on the internet at:		DaimlerChrysler AG
www.daimlerchrysler.com		Stuttgart, Germany
Auburn Hills, USA www.daimlerchrysler.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
By:	/s/ ppa. Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President Chief Accounting Officer
By:	/s/ i.V. Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 29, 2004